So
3-11-02



02007588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

19 3/6

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SEC FILE NUMBER
8- 40695

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clayton Securities Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 South Hanley, Suite 102
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen K. Burch (314) 726-0220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name — if individual, state last, first, middle name)

14615 Manchester Road, Suite 203	Manchester,	Missouri	63011
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S.

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen K. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton Securities Services, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Secretary/Treasurer
Title



Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. AUG. 25,2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

CLAYTON SECURITIES SERVICES, INC.

TABLE OF CONTENTS

EXHIBIT A

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	December 31 2001	December 31 2000
ASSETS:		
Cash	$ 263,484	$ 170,935
Receivables from and deposits with clearing brokers	111,223	200,430
Receivables-Broker Dealers	517	1,332
Prepaid costs	1,953	32,534
Refundable deposit – leased vehicle	600	600
Office equipment, at cost, net of accumulated depreciation of ($11,346 for 2001 and 2000)	--	--
Deferred organization cost net of accumulated amortization of ($5,648 for 2001 and 2000)	--	--
TOTAL ASSETS	**$ 377,777**	**$ 405,831**
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Accounts payable	$ --	$ --
Accrued expenses	3,000	6,000
Payable to other brokers	120,188	111,661
Payable to clearing brokers	10,492	79,858
Income taxes payable (Note 3)	--	--
Total Liabilities	**133,680**	**197,519**
Stockholders' Equity:		
Common stock, par value $1.00, authorized 30,000 shares, issued 14,400 shares, outstanding 11,000 shares at December 31, 2001 and 2000 (Note 4)	11,000	11,000
Additional paid-in capital	99,700	99,700
Retained earnings	133,397	97,612
Total Stockholders' Equity	**244,097**	**208,312**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 377,777**	**$ 405,831**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT C

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid In Capital	Treasury Shares	Retained Earnings	TOTAL
Balance December 31, 1999	**$ 14,400**	**$ 55,000**	**$ (3,300)**	**$ 97,911**	**$ 164,011**
Treasury shares sold	--	44,700	300	--	45,000
Purchase of Company shares	--	--	(400)	(59,600)	(60,000)
Net income for the year ended: December 31, 2000	--	--	--	59,301	59,301
Balance December 31, 2000	**$ 14,400**	**$ 99,700**	**$ (3,400)**	**$ 97,612**	**$ 208,312**
Net income for the year ended: December 31, 2001	--	--	--	35,785	35,785
Balance December 31, 2001	**$ 14,400**	**$ 99,700**	**$ (3,400)**	**$133,397**	**$ 244,097**

The accompanying Notes to Financial Statements are an integral part of this statement.

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Clayton Securities Services, Inc. (the Company) was formed February 18, 1988, upon issuance of the certificate of incorporation by the state of Missouri. The Company commenced operations as a securities broker/dealer, November 28, 1988, upon notification of approval from regulatory authorities.

Prepaid Cost

Prepaid costs are charged to income over the period of benefit.

Deferred Organization Cost

Cost to organize the corporation were amortized to income over 60 months, from the date its business activities began, in accordance with Federal Income Tax regulations.

Revenue and Expense Recognition

Revenues and expenses related to securities transactions are recorded in the accounts on the settlement date.

Clearing Agreements

The Company clears its customer transactions through FISERV Securities, Inc. (formerly, FISERV Correspondent Services, Inc.), Member New York Stock Exchange and Huntleigh Securities Corporation, Member Midwest Stock Exchange. The clearing brokers deduct from commissions due to the Company, a clearing fee for their services based on a negotiated fee schedule and other charges. The clearing fees and other charges approximates 6.2% and 7.9% of gross commissions in 2001 and 2000.

Good Faith Deposits

The Company is obligated to maintain good faith cash deposit accounts with its clearing brokers. FISERV Securities, Inc. and Huntleigh Securities Corporation require the Company to maintain a good faith deposit balance of $25,000 and $5,000 respectively. The balances at December 31, 2001 and 2000 satisfied these requirements.

Claims against the Company, not otherwise resolved within 3 business days notice, may be charged to these deposit accounts by the clearing brokers, if commissions due the Company are inadequate to settle the claim. These deposits are fully refundable upon termination of the clearing agreement. Good faith deposits maintained with the clearing brokers are at risk and are uninsured and not collateralized.

Security Deposit Agreement

In years prior to December 31, 2000 the Company entered into deposit agreements with Broker/Dealers for whom it provides brokerage services. No deposits were held by the Company for years ended December 31, 2001 and 2000.

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

The Company adopted a medical reimbursement plan effective January 1, 1998. The Plan covers all full-time employees with at least twelve months of service. The maximum reimbursement per year per individual is not to exceed $14,000 for 2001 and $11,000 for 2000. The Plan year ends December 31 each year and claims must be submitted within 90 days after the close of the Plan year. Benefits paid for Plan years ending December 31, 2001 and 2000 were approximately $16,129 and $13,174 respectively.

Comparative Data

Comparative Data for the year ended December 31, 2000 has been restated to conform to current year presentation.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S.A. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

2. RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS

The Company maintains deposits with and has gross commissions receivable from its Clearing Brokers at December 31, as follows:

	2001	2000
Deposits with Clearing Brokers	$ 30,000	$ 30,000
Commissions receivable from Clearing Brokers	81,223	170,430
	$ 111,223	$ 200,430

A Company officer holds an interest in one of those clearing brokers.

3. INCOME TAXES – Current Year

The Company utilizes accrual basis accounting for both Financial Statement and Income Tax purposes.

The income tax provision for the year ended December 31, 2001 and related liability or (overpayment) is as follows:

	Federal	State	Total
Income tax provision	$ 6,528	$ 2,691	$ 9,219
Estimated payments	7,500	3,000	10,500
Income tax payable (prepaid)	$ (972)	$ (309)	$ (1,281)
Statutory tax rate – First $50,000	15.00%	6.25%	
- Next $25,000	25.00%	6.25%	
- Next $25,000	34.00%	6.25%	
- Surcharge excess $100,000.	5.00%	6.25%	

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000 the Company had adjusted net capital of **$240,761** and **$173,846**, which was $190,761 and $123,846 in excess of the required minimum dollar net capital of $50,000. The Company's net capital ratio for years ended December 31, 2001 and 2000 was 0.55 to 1 and 1.13 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

CLAYTON SECURITIES SERVICES, INC.

COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CAPITAL:		
Capital stock	$ 11,000	$ 11,000
Paid-in capital	99,700	99,700
Retained earnings	133,397	97,612
Total Capital	244,097	208,312
Deductions From Capital:		
Receivable other broker dealers	(783)	(1,332)
Prepaid cost	(672)	(5,415)
Prepaid income tax	(1,281)	(27,119)
Refundable deposit – auto lease deposit	(600)	(600)
Total Deductions	(3,336)	(34,466)
Adjusted Net Capital	$ 240,761	$ 173,846
AGGREGATE INDEBTEDNESS	$ 133,680	$ 197,519
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	55.52%	113.62%

AGGREGATE INDEBTEDNESS

	2001	2000
Accrued professional fees	$ 3,000	$ 6,000
Payable to other brokers	120,188	111,661
Payable to clearing brokers	10,492	79,858
Total	$ 133,680	$ 197,519
Minimum dollar net capital	$ 50,000	$ 50,000
Adjusted net capital	240,761	173,846
Excess of Net Capital Over Requirement	$ 190,761	$ 123,846
Six and two-thirds (6-2/3%) percent of aggregate indebtedness	$ 8,912	$ 13,168
Adjusted net capital	240,761	173,846
Excess of Net Capital at 1500%	$ 231,849	$ 160,678

Schedule 2

CLAYTON SECURITIES SERVICES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital at December 31, 2001	$ 240,761
Net capital shown on most recent unaudited part IIA filing	240,763
Difference – (Decrease)	**$ (2)**
Reconciliation with Company's computation:	
Rounding	$ (2)

CLAYTON SECURITIES SERVICES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations, and that all customer security transactions are cleared through FISERV Securities, Inc. (formerly, FISERV Correspondent Services, Inc.), Member, New York Stock Exchange, and Huntleigh Securities Corporation, Member, Midwest Stock Exchange, on a fully disclosed basis.

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Clayton Securities Services, Inc.

In planning and performing our audit of the financial statements of Clayton Securities Services, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safe guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because **the Company does not carry security accounts for customers or perform custodial functions relating to customer securities**.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in accordance with U.S.A. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system that we consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Clayton Securities Services, Inc., for the year ended December 31, 2001 and this report does not affect our report on these financial statements dated February 7, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York and Midwest Stock Exchanges, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hill, Huettemeyer & Co., LLC

St. Louis, Missouri
February 7, 2002